SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 4
TO
ANNUAL REPORT
OF
THE REPUBLIC OF TURKEY
(Name of Registrant)

Date of end of last fiscal year: December 31, 2006
SECURITIES REGISTERED*
(As of the close of the fiscal year)

	Amounts as to	Names of
	which registration	exchanges on
Title of Issue	is effective	which registered
N/A	N/A	N/A

Names and address of persons authorized to receive notices
and communications from the Securities and Exchange Commission
EMBASSY OF THE REPUBLIC OF TURKEY
OFFICE OF THE COUNSELOR FOR ECONOMIC AFFAIRS
2525 Massachusetts Avenue, N.W. WASHINGTON D.C. 20008 / U.S.A.
Phone: (202)-612 6790 Fax: (202)-238 0627
*	The Registrant is filing this annual report on a voluntary basis.

SIGNATURE
EXHIBIT INDEX
EX-99.O: OPINION OF THE FIRST LEGAL ADVISOR
EX-99.P: OPINION OF ARNOLD & PORTER LLP
EX-99.Q: UNDERWRITING AGREEMENT
EX-99.R: RECENT DEVELOPMENTS AS OF JUNE 19, 2008

THE REPUBLIC OF TURKEY
     Reference is made to the registration statement filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2006 and effective as of August 10, 2006 (Registration Number 333-133956) (the “Registration Statement”) of the Republic of Turkey (the “Registrant”).
     The sole purpose of this Amendment No. 4 is to file with the Commission (i) the legal opinions included as Exhibits O and P hereof in accordance with the Registrant’s undertaking in the Registration Statement to furnish copies of such legal opinions as may be required (including the opinion of the Legal Advisor to the Registrant) in connection with any issue of securities under the Registration Statement, (ii) the underwriting agreement which is included as Exhibit Q, and (iii) the recent developments in the Republic as of June 19, 2008, which is included as Exhibit R.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Ankara, Turkey on the 24th day of June, 2008.

REPUBLIC OF TURKEY
By:	/s/ Memduh Aslan AKÇAY
Name:	Memduh Aslan AKÇAY
Title:	Director General

EXHIBIT INDEX

Exhibit
Number

	A.	None

	B.	None

*	C.	Copy of the 2007 Annual Budget of the Republic (in Turkish)

*	D.	Current Description of the Republic

*	E.	Opinion of the First Legal Advisor, Prime Ministry of the Republic of Turkey dated October 3, 2007

*	F.	Opinion of Arnold & Porter LLP dated October 3, 2007

*	G.	Opinion of the First Legal Advisor, Prime Ministry of the Republic of Turkey dated January 15, 2008

*	H.	Opinion of Arnold & Porter LLP dated January 15, 2008

*	I.	Underwriting Agreement

*	J.	Recent Developments in the Republic as of January 8, 2008

*	K.	Opinion of the First Legal Advisor, Prime Ministry of the Republic of Turkey dated March 5, 2008

*	L.	Opinion of Arnold & Porter LLP dated March 5, 2008

*	M.	Underwriting Agreement

*	N.	Recent Developments in the Republic as of February 27, 2008

	O.	Opinion of the First Legal Advisor, Prime Ministry of the Republic of Turkey dated June 24, 2008

	P.	Opinion of Arnold & Porter LLP dated June 24, 2008

	Q.	Underwriting Agreement

	R.	Recent Developments in the Republic as of June 19, 2008

*	Previously filed.